EF HUTTON

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Acquisition Corporation

Registration Statement on Form S-1, as amended

Filed February 9, 2021

File No. 333-252916

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton (formerly known as Kingswood Capital Markets), division of Benchmark Investments, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on August 4, 2021 at 5:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through August 2, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated July 15, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal